ARTMAP INC/HACKER NOON

Profit and Loss

January-December, 2023

	Total
Income	
Brand Dashboard	78,073.80
Business Blogging	153,467.32
Contextual Ads	199,975.00
Emails Sale	122,700.00
Interest payment	0.53
Job Board	73,727.55
Managed Account	24,995.00
Parent Category	29,713.00
Referral	2,095.11
Sales	11,000.00
Startups of the Year	28,999.00
Tech Company News Page	500.00
Top Navigation	72,885.31
Uncategorized Income	4,956.80
Writing Competition	170,575.00
Total for Income	**$973,663.42**
Cost of Goods Sold	
Advertising & Marketing Cost	40,830.70
Cost of Managed Accounts	2,296.00
Cost of Podcast	242.00
Discounts/Refunds Given (deleted)	-40,157.51
Paid Ad & Social Media	428.33
Writing Competition Payouts	43,875.00
Total for Cost of Goods Sold	**$47,514.52**
Gross Profit	**$926,148.90**
Expenses	
Bank Charges & Fees	966.51
Cost of Emails	38,209.11
Coworking	366.13
Editorial Payroll	138,853.31
Editorial Team	$1,726.09
blogging fellows	1,395.82
Related Editorial	15,111.61
SEO	11,280.52
Total for Editorial Team	**$29,514.04**
Hackernoon documentary	7,858.48
Insurance	1,103.83
Legal & Accounting	113,377.83
Lodging	1,724.72
Marketing Payroll	84,179.00

ARTMAP INC/HACKER NOON

Profit and Loss

January-December, 2023

	Total
Operation	$73,503.44
Coworking	4,970.69
Internet	3,565.65
Meals	7,949.17
Other Business Expenses	$2,411.01
Interns	9,450.00
Total for Other Business Expenses	**$11,861.01**
Smookes Corp	80,000.00
Total for Operation	**$181,849.96**
Outsourced Marketing	0.00
Press Release	2,891.40
Product Payroll	262,492.08
Sales Payroll	195,095.94
shop	2,011.78
startups	1,000.00
Team Productivity Tools	14,518.85
Team Tools & Benefits	$647.15
Mental Health	1,441.35
US Benefits	4,703.55
Total for Team Tools & Benefits	**$6,792.05**
Tech Stack	366,242.16
Travel	4,304.07
Travel (deleted)	253.22
US Gov/ Payroll tax	105,217.42
Total for Expenses	**$1,558,821.89**
Net Operating Income	**-$632,672.99**
Net Income	**-$632,672.99**